Delisting Determination,The Nasdaq Stock Market, LLC,
May 28, 2010, EuroBancshares, Inc. The Nasdaq Stock Market, Inc.
(the Exchange) has determined to remove
from listing the common stock of EuroBancshares, Inc.
(the Company), effective at the opening of the trading session on June 7, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staffs determination on April 26, 2010. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on May 12, 2010.